UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Eaton Vance Floating-Rate Opportunities Fund

Address of Principal Business Office:

Two International Place

Boston, Massachusetts 02110

Telephone Number: (617) 482-8260

Name and address of agent for service of process:

Deidre E. Walsh

Two International Place

Boston, Massachusetts 02110

With copies to:

Thomas R. Hiller

Sarah Clinton

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust of Eaton Vance Floating-Rate Opportunities Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer and/or Trustee of the Trust in his or her capacity as an officer and/or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 14th day of March, 2023.

Eaton Vance Floating-Rate Opportunities Fund

Attest:	/s/ Deidre E. Walsh	By:	/s/ Eric A. Stein
	Name: Deidre E. Walsh		Name: Eric A. Stein
	Title: Vice President and Chief Legal Officer		Title: Trustee and President